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FORM 12b-25	SEC FILE NUMBER
001-36133

CUSIP NUMBER
NOTIFICATION OF LATE FILING
(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2015

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FORCEFIELD ENERGY, INC.
Full Name of Registrant

Former Name if Applicable

245 Park Avenue, 39th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10167
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the quarterly period ending June 30, 2015 could not be completed within the prescribed time period, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-Q for the quarterly period ended June 30, 2015 within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Natan	(212)	672-2238
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q due to; (i) the sale by the registrant of its ESCO subsidiary as reported in the registrant’s Current Report on Form 8-K filed on July 8, 2015; (ii) the classification of ESCO as a discontinued operation on a retrospective basis; (iii) the dissolution of operations in Costa Rica; and (iv) the default on convertible notes payable for failure to make required interest payments.

The results of operations for the three months ended June 30, 2015 are expected to reflect comparable revenues as compared to the corresponding period of the prior year; reduced gross margins as compared to the prior year period due to certain reserves and the liquidation of inventory in Costa Rica; increased operating expenses as compared to the prior year period due to the impairment of an intangible asset; and increased interest expenses due to the non-cash, accelerated amortization of deferred financing costs and beneficial conversion features associated with convertible notes in default for failure to pay interest due. The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the Quarterly Report to which this Form 12b-25 relates.

ForceField Energy, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2015		By:	/s/ David Natan
Name: David Natan
Title: Chief Executive Officer